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Jane Lo <[redacted]

Test send - You're the first to know, we're opening our Wefunder raise

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Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:37 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
[redacted]

P!NG

Hi there,

Hope you've been well! We wanted to share quickly what we've been building over the past 2.5 years. After a lot of building, testing, and learning, we've launched our first autonomous coffee drive-thru, and have officially opened our crowdfunding round on Wefunder.

As our friends, colleagues, and early supporters, you're the first to hear about it and we invite you to be a part of building our company with us.

p!ng is built around a simple idea: radically faster drive-thru coffee, without sacrificing quality. This raise helps us expand to new locations, build more joy-enhancing technology, and bring more guests an ultra-convenient grab-and-go solution.

If you believe in what we're creating, now you can be part of it in a more direct way. You can review the full campaign, learn more about the plan, and make your reservation if it feels right for you, all before we share this publicly.

View the campaign on Wefunder

We're grateful for your support and look forward to what's ahead.

Thank you,

Rob & Jane


P!NG
COFFEE, ENERGY DRINKS & MORE
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FOR FREE DRINK
PINGTHRU.COM
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DRIVE
THRU

p!ng, 207 Central St, Hudson, New Hampshire 03051, United States

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